UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

SACHEM CAPITAL CORP.

(Name of Issuer)

 Common Share, par value $0.001 per share

(Title of Class of Securities)

78590A109

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78590A109	Page 2 of 4

1	NAMES OF REPORTING PERSONS John L. Villano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,240,569
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,240,569
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,247,396*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.09%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	The number of Common Shares beneficially owned by Mr. Villano has been reduced by 153,479 Common Shares previously reported on his Form 3 filed February 15, 2017, due to the distribution of 240,701 Common Shares previously owned by JJV, LLC (“JJV”) to its members. Mr. Villano was a managing member of JJV and, as such, was deemed the beneficial owner of all 240,701 Common Shares previously owned by JJV pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

CUSIP No. 78590A109	Page 3 of 4

Item 1.

(a) Name of Issuer

The name of the issuer is Sachem Capital Corp. (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices

23 Laurel Street, Branford, CT 06405.

Item 2.

(a) Name of Person Filing:

John L. Villano.

(b) Address of Principal Business Office or, if None, Residence:

Principal Business Office: c/o Sachem Capital Corp., 23 Laurel Street, Branford, CT 06405.

(c) Citizenship:

U.S.A.

(d) Title of Class of Securities:

Common Shares, $0.001 par value per share (“Common Shares”).

(e) CUSIP Number:

78590A109.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

As of January 2, 2017, Mr. Villano may be deemed to beneficially own: 1,247,396 Common Shares including, 6,827 Common Shares owned by his wife. Mr. Villano disclaims beneficial ownership of the 6,827 Common Shares owned by his wife for the purposes of section 13(d) or 13(g) of the Exchange Act.

(b) Percent of class:

8.09%. The percentage used herein is rounded to the nearest hundredth and based on 15,415,737 Common Shares outstanding as of November 13, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2017 filed November 13, 2017.

CUSIP No. 78590A109	Page 4 of 4

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,240,569 Common Shares;

(ii) Shared power to vote or to direct the vote: 0;

(iii) Sole power to dispose or to direct the disposition of: 1,240,569; and

(iv) Shared power to dispose or to direct the disposition of: 0.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2018

By: /s/ John L. Villano
John L. Villano